UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11037

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Savings Program for Employees of Praxair Puerto Rico, Inc. and
Its Participating Subsidiaries
P.O. Box 307
Gurabo, Puerto Rico 00778

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

This report consists of 12 pages.

The Savings Program for Employees of Praxair Puerto Rico, Inc. and Its Participating Subsidiaries

Index

Page

Report of Independent Accountants 3

Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2001 and 2000 4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001 5

Notes to Financial Statements 6-10

Supplementary Financial Schedule
Schedule I – Schedule of Assets Held for Investment Purposes at December 31, 2001 11

Signature 12

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
P.O.Box 9316
Stamford CT 06904-9316
Telephone (203) 539 3000
Facsimile (203) 539 3001

Report of Independent Accountants

To the Participants and Administrator of
The Savings Program for Employees of Praxair
Puerto Rico, Inc. and Its Participating Subsidiaries

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Savings Program for Employees of Praxair Puerto Rico, Inc. and Its Participating Subsidiaries (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 10, 2002

The Savings Program for Employees of Praxair Puerto Rico, Inc. and Its Participating Subsidiaries

Statements of Net Assets Available for Benefits At December 31, 2001 and 2000

	December 31, 2001	December 31, 2000
Assets:		
Investments:		
Participant directed	$ 1,155,967	$ 844,954
Non-participant directed	586,258	364,520
	1,742,225	1,209,474
Receivables:		
Employer contributions receivable	19,545	18,958
Interest receivable	13	1,150
Dividend receivable	2,723	44,055
Other	9,408	43,875
Total receivables	31,689	108,038
Net assets available for benefits:	$ 1,773,914	$ 1,317,512

The accompanying notes are an integral part of the financial statements.

The Savings Program for Employees of Praxair Puerto Rico, Inc. and Its Participating Subsidiaries

Statement of Changes In Net Assets Available for Benefits
For the Year Ended December 31, 2001

Additions to net assets:		
Contributions:		
Participant	$	188,716
Employer		85,577
		274,293
Investment income:		
Dividends		36,838
Interest		664
Net appreciation in fair value of investments		167,312
		204,814
Total additions to net assets		479,107
Deductions from Net Assets:		
Withdrawals		22,705
Total deductions from net assets		22,705
Increase in net assets		456,402
Net assets available for benefits:		
Beginning of year		1,317,512
End of year	$	1,773,914

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

Note 1 - Inception of the Plan

The Savings Program for Employees of Praxair Puerto Rico, Inc. and Its Participating Subsidiaries (the "Plan") was established on March 1, 1995. At that time, Praxair Puerto Rico executed an adoption agreement with Banco Popular de Puerto Rico ("Banco Popular") to adopt the Banco Popular de Puerto Rico Master Defined Contribution Retirement Plan.

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan and is administered by Praxair Puerto Rico, Inc. (the "Administrator"). The Trustee and record-keeper of the Plan's assets is Banco Popular.

Eligibility
All employees employed on the effective date of March 1, 1995 were automatically eligible to participate in the Plan. Any employee hired after that date must meet certain requirements. An employee of Praxair Puerto Rico, Inc. is eligible to participate in the Plan if he or she is a minimum of 18 years of age and has completed 90 days of service.

Participant and Praxair Puerto Rico Contributions
Participant's contributions to the Plan are made through payroll deductions. Plan participants generally may elect to contribute up to 10% of their compensation on either a before-tax or after-tax basis. Participant's before-tax contributions are limited, however, to the lesser of 10% of their compensation or an annual statutory amount, which amounted to $8,000 in 2001 and 2000.

Praxair Puerto Rico's matching contributions are made to participant's accounts, in the form of Praxair common stock, in an amount equal to 70% of the first 2.5% of participant's compensation contributed to the Plan and 40% of the next 5% of participant's compensation contributed to the Plan.

Note 2 – Description of the Plan (continued)

Investment Programs

Plan participants may invest their contributions in any or all of the following funds:

- Strong Government Securities Fund
- Equity Investment Fund
  - Federated Investor Max-Cap Fund
  - Fidelity Equity Income II Fund
- Praxair, Inc. Common Stock Fund

Vesting

Participants are at all times 100% vested in their account balances in the Plan. In the event of termination of employment with Praxair Puerto Rico, Plan participants receive all amounts credited to their accounts.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions) may withdraw before-tax contributions. Generally, more than one withdrawal from the Plan in any twelve-month period results in the suspension of Praxair matching contributions for various periods (as defined in the Plan's provisions). There were withdrawals payable to employees of $2,708 and $0 at December 31, 2001 and 2000, respectively. Mandatory distributions from the Plan are required starting April 1 of the year following that in which a participant attains age 70-1/2.

Loans

The Plan permits participants to borrow from their accounts up to the lesser of $50,000 or 50% of their account balances. Certain other restrictions apply, as defined in the Plan's provisions. Loans may be repaid during fixed terms not to exceed five years (longer for loans used to purchase a primary residence). There were no loans outstanding at December 31, 2001 or 2000.

Unclaimed Benefits

The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the determination has been made by the Administrator. However, the forfeiture will be restored to the Plan if such participant subsequently makes a valid claim for the benefit.

Plan Termination

Praxair Puerto Rico, Inc. has the right under the Plan's provisions to terminate the Plan, at the sole discretion of Praxair Puerto Rico, Inc. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 3 - Summary of Significant Accounting Policies

Method of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Participants' Account Activity
Participants' accounts are credited with participant contributions, contributions from Praxair Puerto Rico and an allocation of Plan earnings, based on participants' account balances, and charged for withdrawals.

Basis of Reporting Investments
Plan investments are reported at market value, based upon quoted market prices, except for loans to participants, which are carried at face value.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Certain Significant Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Notes to Financial Statements

Note 4 – Investments

The following presents investments that represent five percent or more of the Plan's net assets available for benefits.

	December 31, 2001	December 31, 2000
Praxair, Inc. Common Stock Fund	$1,126,106	$705,651
Federated Investor Max-Cap Fund	195,402	179,781
Fidelity Equity Income II Fund	270,833	203,057
Strong Government Securities Fund	144,728	111,992

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $167,312 as follows:

	Year Ended December 31, 2001
Mutual funds	$ (56,716)
Praxair, Inc. Common Stock Fund	222,003
U. S. Government Securities	2,025
	$ 167,312

Note 5 – Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31, 2001	December 31, 2000
Net Assets:		
Praxair, Inc. Common Stock Fund (employer match)	$586,258	$364,520

Note 5 – Non-participant Directed Investments (continued)

	Year Ended December 31, 2001
Changes in Net Assets:	
Contributions	$ 85,577
Dividends	6,234
Net appreciation	131,835
Benefits paid to participants	(1,908)
	$ 221,738

Note 6 - Tax Status

The Plan is intended to qualify under sections 165(a), (e), and (g) of the Puerto Rico Income Tax Act of 1954 and to comply with all applicable requirements of both Title I of the Employee Retirement Income Security Act of 1974 and the Puerto Rico Income Tax Act. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with such requirements.

Note 7 - Plan Expenses

Transfer taxes and other costs and expenses, if any, except administrative costs of Praxair, Inc. associated with the sale and transfer of Praxair, Inc. common stock, are deducted from the sale proceeds or charged to the participant account (for purchases). For the years ended December 31, 2001 and 2000 Praxair Puerto Rico paid all costs of Plan administration and bore the expenses of collecting and distributing amounts from and to the participants.

The Savings Program for Employees of Praxair Puerto Rico, Inc. and Its Participating Subsidiaries

Schedule of Assets Held for Investment Purposes at December 31, 2001

Schedule I

Investments:		
Praxair, Inc. Common Stock Fund	$	1,126,106
Fidelity Equity Income II Fund		270,833
Federated Investor Max-Cap Fund		195,402
Strong Government Securities Fund		144,728
Banco Popular Puerto Rico Time Deposit		2,740
Cash		2,416
Total assets held for investment purposes	$	1,742,225

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Savings Program for Employees of Praxair Puerto Rico, Inc. and Its Participating Subsidiaries

Date: June 27, 2002

By: ____________________
George P. Ristevski
Vice President and Controller
Praxair, Inc.
(On behalf of the Plan)

THE SAVINGS PROGRAM FOR EMPLOYEES OF PRAXAIR PUERTO RICO, INC. AND ITS PARTICIPATING SUBSIDIARIES

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-48478, 33-87274 and 333-81248) of Praxair, Inc. of our report dated June 10, 2002 relating to the financial statements of The Savings Program for Employees of Praxair Puerto Rico, Inc. and Its Participating Subsidiaries, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
June 27, 2002